November 30, 2020

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549
Attn: Erin Purnell

Re:	MoSys, Inc. Form S-3 File No. 333-250936

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MoSys, Inc. (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Standard Time, on Thursday, December 3, 2020, or as soon thereafter as practicable.

Very Truly Yours,

MoSys, Inc.

By: /s/ James W Sullivan
Name: James W. Sullivan
Title: Vice President of Finance and Chief Financial Officer